Exhibit 13.14

Advertisement: Monogram This Is Monogram 30 sec LEARN_BB
Duration: 30 Seconds
CTA: thebonebot.com

Tagline: “Learn”

Narrator: “This is Monogram. We are an Austin, Texas*-based medical technology company transforming the orthopedic market by combining state-of-the-art surgical robotics with patient optimized implant design.”

Sherif Aly, PhD, VP of Engineering: “What’s really unique is the software that controls the arm. Because that, someone would have to develop from scratch.”

Dr. Douglas Unis, Founder & CMO: “This is the future of orthopedics, and it is inevitable.”

Narrator: “A unique opportunity awaits. Monogram is the future of orthopaedics. Visit thebonebot.com to learn more, that’s thebonebot.com”

* Testing the waters disclaimer